

Mail Stop 3561

January 10, 2018

Ricardo Alejandro Torres
Co-Chief Executive Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Response Dated January 2, 2018**
> **File No. 1-34429**

Dear Mr. Torres:

We have reviewed your January 2, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2017 letter.

Note 9: Investments in Associates, page F-100

1. We have reviewed your response to comment 1. You indicate that if the Venezuelan government exercises its right to repurchase your shares in the mixed companies that you would receive consideration and that the consideration to be paid "would be determined pursuant to the procedures set forth in the conversion contracts." Please explain to us how the consideration is calculated under the conversion contracts, quantify the amounts payable and clarify if such consideration is fixed or variable. Explain why the repurchase consideration would not result in a positive fair value for these mixed investments under IFRS 13.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products